Exhibit 4.27

AGREEMENT FOR PROVIDING OF SERVICES

Made and entered at Rosh Ha’ayin on the 13th day of August, 2006

Between:	BLUE SQUARE REAL ESTATE LTD. of Afeq Park, Rosh Ha'ayin (hereinafter: "Square Real Estate" or "the Company")

of the one part;

And:	BLUE SQUARE ISRAEL LTD. of Afeq Park, Rosh Ha'ayin (hereinafter: "Blue Square")

WHEREAS:	The parties are desirous that Blue Square provide the Company with services in connection with the Company's activities, as described in this Agreement; and

WHEREAS:	The parties wish to put into writing the terms and conditions of the services agreement and the services that will be provided pursuant hereto, as set forth below in this Agreement;

Now therefore it is agreed, declared and stipulated by the parties as follows:

1.	General

1.1	The preamble to this Agreement constitutes an integral part hereof.

1.2	Headings to the clauses in this Agreement are intended solely for the sake of convenience, and no use shall be made thereof in the interpretation of the Agreement.

2.	The services

Blue Square undertakes to provide the Company, either itself and/or through its subsidiaries, and the Company undertakes to accept from Blue Square and/or from its subsidiaries, as the case may be, management, consultancy and on-going guidance services in relation to the Company and to the Company’s subsidiaries (hereinafter collectively: “the Company’s Group”) as follows:

2.1	Services of the chairman of the board of directors of the Company, subject to the contents of Clause 3.2 below.

2.2	Financial management, accounting management, including accounting department, collections, guarantees and collateral security management, by the finance division of Blue Square;

2.3	Management of computer and communications networks and the maintenance thereof, by the computers division of Blue Square;

2.4	Supplementary legal advice and secretarial services by the internal legal advisor of Blue Square;

2.5	Allocation of offices and the maintenance thereof in an area of not less than 120 sq.m., at a standard of finish that is customary in the administration offices of Blue Square and in a location suitable to the nature of the activities of a real estate company.

2.6	Internal auditing by Blue Square's internal auditor;

(hereinafter: “Services”).

The Services will be provided under the conditions set forth in this Agreement. It is clarified for the avoidance of doubt that the Services will include only the Services enumerated in Clause 2 above, and will not include other services or the allocation of additional managerial resources.

3.	Payment in respect of the Services

3.1	In consideration for provision of the Services, the Company will pay Blue Square a consideration as set forth below:

3.1.1	Basic consideration – commencing from January 2006 onwards, a sum of NIS 2,500,000 per annum, linked to the index for the month of December 2005, which was published on January 15, 2006.

3.1.2	Additional consideration – commencing from January 2007, the basic management charges will be increased each year by a percentage equal to 0.2% of the increase in the cost of the Company’s properties, according to the Company’s consolidated financial statements, prior to depreciation and amortization, at the end of the preceding year, in relation to the cost of the properties as at December 31, 2005, adjusted for rises in the Consumer Price Index.

(hereinafter collectively: “the Consideration”).

3.2	It has been agreed that if a chairman of the board of directors is appointed for the Company who is not an officer in Blue Square, the Company will bear the cost of employing him and the basic consideration will be reduced to NIS 2,000,000.

3.3	It is hereby clarified that expenses and payments to third parties, which are connected with the management and activities of companies of the Company’s Group, including attorneys’ and accountants’ fees, taxes, various payments and levies which are imposed on the Company, are not included within the compass of the Consideration, and Blue Square will not bear same. In the event that Blue Square should bear such payment or expense, for any reason, the Company will indemnify it in respect of such payment or expense, within 7 days from the date notice to that effect was delivered to the Company, accompanied by written proof with regard to the effecting of such payment.

3.4	The Consideration will be paid to Blue Square in four equal quarterly payments, within 15 days from the start of the quarter in respect of which the payment is effected. A default in payment of up to 7 days will not constitute a breach of this Agreement, but will bear interest as prevailing in respect of unauthorized debit balances in a current account for commercial customers at Bank Hapoalim B.M., in respect of the period of default in payment.

3.5	Value Added Tax as prescribed by law will be added to the Consideration.

3.6	The Company shall deduct from the Consideration payable to Blue Square any tax and/or compulsory payment which it is obliged to deduct from the Consideration according to law.

3.7	It is hereby clarified that the Consideration also includes a recompense also for providing Services to the Company’s subsidiaries.

3.8	It is clarified, for the avoidance of doubt, that the directors who will be appointed by Blue Square for the Company, apart from the director who serves as chairman of the board of directors, will be entitled to directors’ remuneration in respect of their serving as directors of the Company.

4.	Maintenance Services

The Company will be entitled to receive Services from Blue Square’s maintenance division, for purposes of the maintenance of its properties, in consideration for cover of the direct costs of providing such Services, plus 2%.

5.	Status of Blue Square, payments to employees

5.1	It is agreed and declared by the parties to this Agreement that the status of Blue Square as provider of the management Services to the Company is the status of an independent contractor and that all the acts and/or omissions that may be performed or committed by Blue Square and/or its employees and/or persons acting on its behalf, will be performed or omitted by it as an independent contractor, at its sole risk and on its sole responsibility; for the removal of doubt, it is clarified that there is not and there will not be any employer-employee relationship between the Company and Blue Square and/or any of its employees, and the provisions of this Agreement do not have the effect of creating a link of an employer-employee relationship between of them and the Company, in any respect;

It is further agreed that in light of the foregoing, Blue Square waives any allegations and/or claims against the Company, the grounds of which lie in an employer-employee relationship and/or the termination thereof, and it will be estopped from instituting any claim against the Company the cause of action for which arises from an employer-employee relationship and/or the termination thereof. Without derogating from the foregoing and from what is stated below, Blue Square declares and undertakes that if the Company is called upon by Blue Square and/or by any of the employees of Blue Square to bear any payment and/or expense and/or cost in respect of causes of action arising from an ostensible employer-employee relationship, and/or from the cessation thereof, then Blue Square will indemnify the Company in respect of any payment and/or expense and/or cost that may be borne by Blue Square [sic] and/or may be demanded from it as aforesaid and/or in respect of any damage that may be sustained by the Company and/or by virtue of such demand or claim, including legal expenses and attorney’s fees.

5.2	Without derogating from the generality of the foregoing, Blue Square declares and undertakes that all the taxes and/or other compulsory payments which are imposed and/or which may in the future be imposed, from time to time, on any of its employees and/or on it, in respect of and/or in connection with the Services, by virtue of the provisions of the Agreement and/or on the strength of provisions of any law, as well as any such tax and/or compulsory payment that is due according to law from an employee and/or Blue Square, will be paid by Blue Square and/or the employee, as the case may be, and at their expense.

6.	Period of the Agreement

6.1	This Agreement will come into force commencing from January 1, 2006 (hereinbefore and hereinafter: "Date of Coming into Force").

6.2	This Agreement will remain in force for five years commencing from the Date of Coming into Force and up to December 31, 2010 (hereinafter: “End of Agreement Period”). At the End of Agreement Period the Agreement will be extended from time to time, by the consent of the parties, subject to receiving the approvals required according to law, for periods of 5 years each, or for any other period that may be agreed upon at the time of extension of the Agreement.

6.3	In addition it is agreed that Blue Square is entitled to cancel this Agreement during the Agreement Period, by way of prior written notice of 6 months.

6.4	The elapse of time shall not in itself be construed under any circumstances as conferring a right or as constituting grounds, for either of the parties, to terminate this Agreement and/or for the cancellation hereof.

7.	Transfer of rights

7.1	The rights and obligations of the parties pursuant to this Agreement are not transferable to any third party, without obtaining the prior written consent of the other party to such transfer, except for a permitted transfer.

7.2	For purposes of this clause: “permitted transfer” means – a transfer of rights and/or obligations of Blue Square, to the Company or to another body corporate under the control of Blue Square and/or to a company that holds control in the Company; “control” – according to the definition thereof in the Securities Law, 5728-1968.

7.3	Upon transfer of the management to the transferee company, all the rights and obligations pursuant to this Contract will be transferred to the transferee company, commencing from the date of transfer. This will be without derogating from any right and/or obligation of Blue Square, pursuant to this Contract, in respect of the period preceding the transfer.

No change will apply in the terms and conditions of this Contract by virtue of transfer of the management as aforesaid.

7.4	The transferee company will be entitled to transfer the management pursuant to the Services contract, in the same manner and on the same conditions as set forth in Clause 7.1 above.

8.	Confidentiality

8.1	The parties hereby undertake, subject to the provisions of any law which applies to the parties, to mutually safeguard – both during the period of the Agreement and also after the Agreement has reached its termination – the trade secrets, the professional know-how and any other information which comes into their possession as a result of their contracting under this Agreement, provided that the information has not passed into the public domain at the time of its disclosure, subject to the condition that disclosure of the information is required or necessary as a result of legal proceedings.

8.2	Upon termination of the validity of this Agreement each of the parties will deliver to the other any asset which belongs to the other, including, but without prejudice to the generality of the foregoing, agreements, correspondence, drawing equipment, plans, products, formulas, samples and designs, including all copies thereof.

9.	Arbitration

9.1	Any disputes and differences of opinion between the parties in relation to this Agreement shall be referred for the decision of a single arbitrator, whose identity shall be determined by consent between the two parties.

9.2	If the parties fail to reach agreement in regard to the identity of the arbitrator, the arbitrator will be selected by consent by the internal legal advisor of Blue Square.

9.3	The arbitration shall be governed by the provisions of the Arbitration Law, 5728-1968. The arbitrator shall be bound by the substantive law and shall give reasons for his award.

9.4	It is clarified that this clause constitutes an arbitration agreement between the parties.

10.	Miscellaneous

10.1	The Company will not be entitled to set-off any amount against the amounts due from it to Blue Square.

10.2	No modification and/or addition to this Agreement will be of any validity unless drawn up in writing and signed by all the parties to this Agreement.

10.3	Unless otherwise stated in this Agreement, each party shall bear the taxes imposed on it in respect of this Agreement, to the extent that same apply.

10.4	The parties shall bear stamp duty in respect of this Agreement, to the extent that it applies, in equal shares.

10.5	The addresses of the parties are as set forth at the head of this Agreement.

10.6	A notice sent by registered mail according to the abovementioned addresses shall be deemed to have reached the addressee party at the end of 3 business days from the date of its posting, and if delivered by hand – at the time of its delivery; if a notice is sent via facsimile, it shall be deemed to have reached the addressee party at the time appearing in the confirmation of transmission produced by the transmitting fax appliance, unless the contrary is proved.

In Witness Whereof We have Hereunto Signed
at the Place and on the Date first Aforewritten:

By: /s/ David Weissman /s/ Ilan Kliger —————————————— Blue Square Israel Ltd.	By: /s/ David Weissman /s/ Zeev Stein —————————————— Blue Square Real Estate Ltd.